FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of June, 2003
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Commission File Number 0-29382
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                          Minefinders Corporation Ltd.
                          -----------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    Form 40-F X
                                              ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No  X
                                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
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                             N E W S   R E L E A S E

                                                                    June 2, 2003

Minefinders to Host Conference Call on New Dolores Resource Model

VANCOUVER,  BRITISH  COLUMBIA - Minefinders  Corporation  Ltd. (TSE: MFL / AMEX:
MFN), will host a conference call on Thursday, June 5, 2003 at 9:00am (PDT) to discuss its updated Dolores resource model and progress towards completion of the Dolores bankable feasibility study. Participants may access the Minefinders conference call by dialing 1-(877)-461-2814 (North America) and (416) 695-9753 for the Toronto area. When calling in please request access to the Minefinders Dolores Resource Model Update conference call with reservation number T425682M.

A replay of the conference call will be available until June 16, 2003 by dialing
(416) 695-6052 or 1-(888)-280-8039, pin number 5682.

Minefinders is a Canadian-based precious metals exploration and development company. Its advanced gold-silver Dolores project is currently undergoing a bankable feasibility study. The Company has an active drill program underway for 2003 on additional promising mineral properties in Northern Sonora, Mexico. The Company is well funded with more than $22 million to carry on its exploration and development projects.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at
Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

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Safe Harbor Statement under the United States Private Securities  Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Minefinders Corporation Ltd.
                                               (Registrant)

Date: June 2, 2003                    By:      /S/"Paul C. MacNeill"
      ------------                             ---------------------------------
                                               (Print)  Name:   Paul C. MacNeill
                                               Title:   Director